NEIGHBR Investor Benefits Exhibit

NEIGHBR Investor Benefits Exhibit

NEIGHBR is offering Exclusive Investor Benefits with thoughtfully crafted tier names that reflect the spirit of sustainability, growth, and community. These benefits are designed to enhance the investor experience while maintaining full compliance with SEC regulations under Regulation Crowdfunding (Reg CF) and FINRA rules.

1. Investor Benefit Tiers

Each investment tier offers unique, stand-alone benefits that are separate from the securities offered. These perks do not impact equity ownership, financial returns, or constitute securities.

- $1,000+ Investment – NEIGHBR Pioneer Investor:
  - Investor-Only Virtual and In-Person Events: Connect with NEIGHBR's leadership team, partners, and other investors.

- $5,000+ Investment – NEIGHBR Roots Investor:
  - Complimentary 3-Day, 2-Night Stay in the NEIGHBR Eco-Village
    - Estimated Fair Market Value (FMV): $350 per night
    - Redeemable anytime or during designated investor events
    - Transferable only with NEIGHBR's prior written approval, strictly for personal use and not for resale or profit.

- $10,000+ Investment – NEIGHBR Foundation Investor:
  - Priority Lot Reservation
    - Transferable only with NEIGHBR's prior written approval, strictly for personal use and not for resale or profit.

- $25,000+ Investment – NEIGHBR Steward Investor:
  - Priority Commercial Space Allocation
    - Transferable only with NEIGHBR's prior written approval, strictly for personal use and not for resale or profit.

- $50,000+ Investment – NEIGHBR Festival Investor:
  - Priority Festival & Event Space Reservation
    - Estimated FMV: $10,000
    - Transferable only with NEIGHBR's prior written approval, strictly for personal use and not for resale or profit.

2. Legal Considerations & Disclosures

- Non-Security Nature: These benefits are not tied to the purchase of securities and do not impact equity ownership or financial returns.

- Materiality: While these benefits may influence some investment decisions, the primary value lies in the securities themselves. These perks are secondary and provided solely as tokens of appreciation, not as financial inducements.
- Tax Implications: Some benefits may have tax implications. Investors should consult a tax professional. NEIGHBR does not provide tax advice.
- Transferability: All transferable benefits require NEIGHBR's written approval and are strictly for personal use and not for resale or profit. NEIGHBR will not facilitate or profit from transfers.
- Liability Waivers: Participation in events or activities is subject to NEIGHBR's liability waivers.
- FMV Disclosure: The FMV of perks is based on current market data and subject to change.

-Use of Proceeds: A portion of the proceeds may be allocated to support: Maintaining eco-village accommodations, event spaces, and operational costs related to investor appreciation activities.

-Financial Impact: These allocations are not expected to materially affect NEIGHBR's financial condition.

-Financial Condition of the Issuer: The provision of investor perks may have limited financial implications for NEIGHBR. These costs are not expected to materially affect the company's financial condition.

3. Compliance

(a) Transferability Restrictions

Investor benefits are transferable only with NEIGHBR's prior written approval. These transfers are strictly for personal use and cannot be sold or traded for profit. NEIGHBR will not facilitate or derive profit from any transfers to avoid creating a secondary market, ensuring compliance with SEC resale restrictions under Regulation Crowdfunding (Reg CF).

(b) Materiality of Perks

While investor benefits are material to some investment decisions, the primary value of investing is in the securities themselves. These perks are secondary and are provided as tokens of appreciation, not as financial inducements.

(c) Fair Market Value (FMV)

The FMV of investor benefits, including $350 per night for eco-village stays and $10,000 for event space reservations, is supported by market research and comparable rental rates. These values are regularly reviewed to ensure accuracy and compliance with SEC requirements.

4. Final Compliance Statement

The investor benefits described herein are provided separately from the securities offered and do not constitute equity, profit-sharing, or financial returns. These perks are designed to enhance the investor experience and are disclosed in compliance with SEC regulations under Regulation Crowdfunding (Reg CF) and FINRA rules.

Fair Market Value (FMV) Analysis for NEIGHBR Investor Benefits

Fair Market Value (FMV) Analysis for NEIGHBR Investor Benefits

1. Eco-Village Stays

The estimated Fair Market Value (FMV) of $350 per night for eco-village accommodations aligns with the higher end of the market spectrum. Rates for eco-friendly lodgings in the United States vary based on location, amenities, and exclusivity. For instance, some eco-lodges offer rates of around $248 per night. Given this context, the $350 per night rate is reasonable, especially given NEIGHBR's eco-village premium amenities and all-inclusive offerings.

2. Outdoor Event Spaces

The proposed FMV of $10,000 for outdoor event space reservations is consistent with industry standards. Rental fees for outdoor garden venues in the U.S. typically range from $5,000 to $10,000. In Atlanta, event space rentals can vary from $300 to $17,000 per day, depending on the venue's size, location, and amenities. Therefore, a $10,000 valuation is appropriate for a premium outdoor event space in the Greater Atlanta area.

Sources

- consciouslifeandstyle.com: [Eco Accommodations Guide](https://www.consciouslifeandstyle.com/eco-accommodations/?utm_source=.com)
- beyondtent.com: [Event Venue Trends](https://beyondtent.com/blogs/beyond-tent-blog/event-venue-trends-different-types-of-spaces-to-open?srsltid=AfmBOooDhMrEpM3PpqAVD9GNvtSuZ-KrYwU8T9T4SNxkCUVDe0agos13&utm_source=.com)
- tagvenue.com: [Event Space Rentals in Atlanta](https://www.tagvenue.com/us/hire/large-event-venues/atlanta?utm_source=.com)
- earthship.com: [Unity Atlantis Earthship](https://earthship.com/stay/?utm_source=.com)
- airbnb.com: [Earthship Solarium Listing](https://www.airbnb.com/rooms/4909548?utm_source=.com)